UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 1-10119

PCCW Limited
(Translation of Registrant's Name Into English)

39th Floor, PCCW Tower TaiKoo Place, 979 King’s Road Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PCCW LIMITED

INDEX TO EXHIBIT

Item

1.	Announcement dated May 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: 1 June 2007	By:	/Sd./ Philana Poon
Name: Philana Poon
Title: Group General Counsel and Company Secretary

Item 1

PCCW Limited

(Incorporated in Hong Kong with limited liability) (Stock Code: 0008) POLL RESULTS AT THE ANNUAL GENERAL MEETING HELD ON MAY 31, 2007
At the annual general meeting (“AGM”) of PCCW Limited (the “Company”) held on May 31, 2007, a poll was demanded by the Chairman of the AGM for voting on all the proposed resolutions as set out in the notice of AGM dated April 18, 2007. The Company’s share registrars, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the poll at the AGM. All resolutions were approved by shareholders of the Company and the poll results were as follows:

Number of Votes (Approx. %)
Ordinary Resolutions		For	Against
1.	To receive and adopt the Audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2006	4,192,945,406 (99.997273%)	114,354 (0.002727%)
2.	To declare a final dividend of 12 HK cents in respect of the year ended December 31, 2006	4,310,783,754 (99.995999%)	172,497 (0.004001%)
3(a).	To re-elect Mr Li Tzar Kai, Richard as Director	4,307,838,739 (99.929579%)	3,035,774 (0.070421%)
3(b).	To re-elect Mr Alexander Anthony Arena as Director	4,308,965,584 (99.956631%)	1,869,580 (0.043369%)
3(c).	To re-elect Dr The Hon Sir Li Kwok Po, David as Director	4,295,189,826 (99.637122%)	15,643,065 (0.362878%)
3(d).	To re-elect Mr Aman Mehta as Director	4,309,185,030 (99.961798%)	1,646,814 (0.038202%)
3(e).	To re-elect The Hon Raymond George Hardenbergh Seitz as Director	4,292,307,174 (99.570098%)	18,532,387 (0.429902%)
3(f).	To authorize the Directors to fix the remuneration of Directors	4,308,341,226 (99.941004%)	2,543,251 (0.058996%)
4.	To re-appoint PricewaterhouseCoopers as Auditors and authorize the Directors to fix their remuneration	4,310,720,270 (99.995974%)	173,564 (0.004026%)
5.	To approve a general mandate to the Directors to issue additional shares in the capital of the Company	3,643,917,786 (84.531305%)	666,813,938 (15.468695%)
6.	To approve a general mandate to the Directors to repurchase the Company’s own securities	4,310,694,351 (99.993966%)	260,113 (0.006034%)
7.	To extend the general mandate granted to theDirectors pursuant to ordinary resolution no. 5	3,644,561,186 (84.546622%)	666,150,587 (15.453378%)

As at the date of the AGM, the issued share capital of the Company was 6,773,034,151 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. There were no restrictions on the Company’s shareholders to cast votes on any of the proposed resolutions at the AGM.

By Order of the Board PCCW Limited Philana WY Poon Group General Counsel and Company Secretary
Hong Kong, May 31, 2007
The Directors of the Company as at the date of this announcement are as follows:
Executive Directors: Li Tzar Kai, Richard (Chairman); Alexander Anthony Arena (Group Managing Director); Peter Anthony Allen; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha
Non-Executive Directors: Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)
Independent Non-Executive Directors: Prof Chang Hsin-kang; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz